

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2024

Johann Tse
Chief Executive Officer
Broad Capital Acquisition Corp
6208 Sandpebble Ct.
Dallas, TX 75254

> **Re: Broad Capital Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 19, 2024**
> **File No. 001-41212**

Dear Johann Tse:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andy Tucker